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SEC 06009237 MISSION
Washington, D.C. 20549

AB 6/29

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SEC MAIL PROCESSING SECTION RECEIVED APR 13 2006 WASH., D.C. 203

ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 52654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED APR 13 2006 503

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETECH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE., SUITE 800 (New Address) 55 S. Lake Ave. Suite 700
(No. and Street)

ARCADIA CA 91006 . Pasadena, CA 91101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HANK CHING (626) 796-9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA HSI & CO., CPA
(Name – *if individual, state last, first, middle name*)

2760 SOUTH HACIENDA BLVD., HACIENDA HEIGHTS, CA 91745
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/26/06

CM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HANK CHING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETECH SECURITIES, INC., as of Apr. 5, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Chief Compliance Officer/Principal
Title

[Signature] 4/5/06
Notary Public

MICHAEL CHU
Commission # 1516172
Notary Public - California
Los Angeles County
My Comm. Expires Sep 28, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Etech Securities, Inc.
55 S. Lake Ave., Suite 700
Pasadena, CA 91101

April 6, 2006

Allissa Johnson
Supervisor
NASD Los Angeles District Office
300 South Grand Ave., Suite 1600
Los Angeles, CA 90071-3126

Dear Ms. Johnson,

Per the request of your letter dated March 28, 2006, we are responding as the followings:

1. The firm's CPA has been the same as we have used for last five years. However, the spelling of her last name changed due to her marriage, and the correct name is "Christina Hsi & Co. CPA", and her CPA number is 65309 and is in good standing under California Law.
2. For determining SEC Rule 15c3-3 Reserve Requirement, Etech Securities, Inc. does not clear securities accounts for customers or perform custodial functions relating to customer securities, we should be exempted from the reserve requirement.
3. For information relating to Possession or Control Requirement under SEC Rule 15c3-3, we should be exempted from the possession/Control Requirements as a non-clearing B/D in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

We are also sending one copy of the above items to SEC regional/district office and two copies to SEC Washington, D.C. office. If you have further question, please contact me at (626) 796-9888.

Thank you for help.

Sincerely,

Hank Ching
EVP, Principal & CCO